FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Notwithstanding the foregoing, information contained in the attached press release under the headings “About Reducol” and “About Faryefield Foods” and on the websites at www.reducol.com and www.fayrefield.com is not incorporated by reference in the prospectus.   Information contained in the attached press release contains forward looking information.

“A Life Sciences Company”

For Immediate Release:	June 19, 2006

Forbes Medi-Tech Strengthens Presence in Europe with Fayrefield Foods Venture

~New Venture To Expand Distribution of Reducol™-based Products in Continental Europe~

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced that it has signed an agreement with Fayrefield Foods Ltd. (Fayrefield) of Crewe, UK, to establish a new UK company for the purpose of expanding distribution of finished products containing Forbes’ cholesterol-lowering ingredient, Reducol™.  The new company, Forbes Fayrefield Ltd., will distribute finished products containing Reducol™ directly to retail customers. It will also provide marketing support and distribution to strengthen the relationship with retailers and help drive Reducol™-based product sales in Europe.

“With multiple product launches and new market opportunities in continental Europe, the new venture is well-positioned to reach retailers looking for healthier alternatives to existing branded products,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “The strength of Forbes’ product innovation and ongoing development combined with Fayrefield’s experience in retail chain distribution will be a tremendous asset in reaching new customers.”

Forbes signed a sales and licensing agreement with Fayrefield in November 2004 to supply Reducol™ for use in Reducol™-based products. This new venture excludes existing customers of Fayrefield in the UK market with respect to yoghurt, yoghurt drinks, margarine, milk and milk-based products and any products covered by Fayrefield’s Heartfelt brand name. Forbes Fayrefield will supply Albert Heijn with the finished products containing Reducol™ announced in Forbes’ news release dated June 15, 2006. Forbes’ interest in the new company is 51 percent.

About Reducol™

Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, or “sterols”.  The combination of a prudent diet and consumption of products containing the recommended amount of Reducol™ may help consumers lower their cholesterol by up to 24%. Additional information on Reducol™ can be found at www.reducol.com

About Fayrefield Foods

Fayrefield Foods specializes in the production and marketing of dairy products and powders throughout Europe, the Middle East and North America. Since it began in 1982 the company has established a reputation for innovation and quality, and now achieves sales in excess of 230 million pounds (approximately US$425 million) per year. Additional information on Fayrefield can be found at www.fayrefield.com

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that CVD savvy consumers, healthcare professionals and specialized CVD research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

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For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  Forbes Medi-Tech (“Forbes” or the “Company”) has relied solely on Fayrefield Foods for the information about Fayrefield Foods provided in this News Release and the Company disclaims any liability with respect to such information.  Forbes disclaims responsibility for information contained in any linked or referenced website, and such links and references do not constitute an endorsement by Forbes of those or any other website.  This News Release contains forward-looking statements regarding the Company’s  new venture with Fayrefield Foods, the future distribution of finished products containing Reducol™, and the Company’s strategy and vision, which statements can be identified by the use of forward-looking terminology such as “for the purpose of”, “will”, “opportunities”, “to reach”, “new”, “may”, “up to”, “strategy”, “vision”, “to develop” or comparable terminology referring to future events or results.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the Company’s reliance on Fayrefield Foods for performance; the need of Forbes Fayrefield Ltd. to secure new customers which is not assured;  uncertainty whether Forbes Fayrefield Ltd. will otherwise be successful; uncertainty regarding market acceptance and demand for products containing Reducol™; uncertainty whether the Albert Heijn products will be available as scheduled; product development risks; intellectual property risks; manufacturing risks and the Company’s dependency on Phyto-Source LP, its manufacturer of Reducol™; product liability and insurance risks; uncertainty as to future sales volumes and pricing; the effect of competition; the need for regulatory approvals, which are uncertain; changes in business strategy or development plans; exchange rate fluctuations;  and the Company’s need for future funding; any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.